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Securities and Exchange

MAY 30 2017

RECEIVED

17009762 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARSONEX SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8310 S. VALLEY HIGHWAY, SUITE 110
(No. and Street)

ENGLEWOOD (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL D. STAR, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 SOUTH ATLANTIC AVE. (Address) DAYTONA BEACH SHORES (City) FL (State) 32118 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, JONATHAN MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARSONEX SECURITIES, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jessica Lankes
Notary Public
State of Colorado
Notary ID 20074032974
Commission Expires August 28, 2019

Signature

PRESIDENT/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARSONEX SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholders
of PARSONEX SECURITIES, INC.

We have audited the financial statements of PARSONEX SECURITIES, INC. ("Company") which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2016 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PARSONEX SECURITIES, INC. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of PARSONEX SECURITIES, INC.'s financial statements. The supplemental information is the responsibility of PARSONEX SECURITIES, INC.' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 13, 2017

PARSONEX SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

	For Year Ended December 31, 2016
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 17,071
Commissions receivable	41,224
Prepaid expenses	5,163
Deposits	13,318
Furniture and equipment, net of accumulated depreciation of $11,813	6,310
Total current assets	83,086
Other non-current assets, less accumulated amortization	-
TOTAL ASSETS	$ 83,086
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accrued payroll liabilities	$ -
Deferred rent	13,031
Accounts payable	28,842
Total current liabilities	41,873
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; 5,000,000 shares authorized; 1,855,000 shares issued and outstanding	18,550
Additional paid in capital	96,450
Accumulated Deficit	(73,787)
Total Stockholders' Equity	41,213
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 83,086

See notes to financial statements and auditors' report.

Note 1 Organization and Summary of Significant Accounting Policies

Organization and Business
PARSONEX SECURITIES, INC. ("Company") was incorporated in the State of Colorado on March 7, 2007 and conducts business as a registered securities broker-dealer. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority. The Company's activities are manly in selling mutual funds and variable annuity products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenue on an accrual basis as earned under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company's revenues consist primarily of commissions.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company accounts for income taxes pursuant to ASC 740. Under ASC 740 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United State of America. For many of the Company's financial instruments, including cash, receivables, other assets, commissions, salaries payable, and accounts payable, the carrying amount of these instruments reflect the approximate fair value due to their short maturities.

PARSONEX SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016

Note 1 **Organization and Summary of Significant Accounting Policies – Continued**

Sale of Common Stock
The Company did not sell any additional shares during 2016.

Stock-based compensation
The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. The Company had no stock-based compensation for 2016.

Property and equipment
Property and equipment are recorded at cost and depreciated under the straight line method over each item's estimated useful life. At December 31, 2016, the Company had a fixed asset balance, consisting of office furniture and computer equipment, of $18,123, with corresponding accumulated depreciation of $11,813. Depreciation expense for 2016 was $2,474.

Accounts receivable
The Company reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. The company has a commission receivable in the amount of $41,224. At December 31, 2016, the Company had no balance in its allowance for doubtful accounts.

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2016.

Note 3 **Commitments, Contingencies, and Related Party Transactions – Building Lease**

The Company entered into a new lease agreement in March 2014, for a term of 65 months through August 31. 2019. The lease required a security deposit of $13,318, rent of approximately $3.900 per month and granted an abatement of rent for the first five months of the lease. The abatement resulted in deferred rent expense of $13,031 as of December 31, 2016. Rent expense in 2016 was $46,599.

The future minimum payments under the lease by year are as follows:

2017	$ 51,134
2018	52,120
2019	30,499
Total	$ 133,753

PARSONEX SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016

Note 4 **Income Taxes**

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to ASC 740. As of December 31, 2016, the Company has approximately $65,400 in net operating losses to carryforward for federal and state income tax purposes. They begin expiring in 2032. The deferred tax asset resulting from these loss carryforward of $22,200 has been offset by a 100% valuation allowance. The change in the valuation allowance for the year ended December 31, 2016 was $6,200, based on the federally enacted income tax rate of 34%.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2016, the Company has net allowable capital of $16,422 which exceeded the required net capital by $11,422.

Note 6 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.